SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Full House Resorts, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

359678103
(CUSIP Number)

David E. Rosewater Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 28, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 359678103	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Craig W. Thomas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 464,081 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 464,081 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 464,081 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 359678103	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Bradley M. Tirpak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 463,982 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 463,982 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 463,982 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 359678103	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Daniel R. Lee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 233,369 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 233,369 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 233,369 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 359678103	SCHEDULE 13D/A	Page 5 of 8 Pages

This Amendment No. 2 ("Amendment No. 2") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on October 9, 2014 (the "Original Schedule 13D"), Amendment No. 1 filed with the SEC on November 28, 2014 ("Amendment No. 1", and together with the Original Schedule 13D and this Amendment No. 2, the "Schedule 13D") with respect to the shares of common stock, par value $0.0001 per share (the "Common Stock"), of Full House Resorts, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D. This Amendment No. 2 amends Items 4, 5, 6 and 7.

As a result of the termination of the Group Agreement as described in Item 5 herein, the Reporting Persons have terminated their status as a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 13d-5(b)(1) promulgated thereunder with respect to the Common Stock. In connection with such termination, the beneficial ownership of each of the Reporting Persons has fallen below the Schedule 13D reporting threshold and this Amendment No. 2 constitutes an "exit filing" for each of the Reporting Persons.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On November 28, 2014, the Reporting Persons entered into an agreement with the Issuer (the “Settlement Agreement”) regarding the composition of the Issuer’s board of directors (the “Board”) and other corporate governance matters. Under the terms of the Settlement Agreement, the Board (i) has increased the size of the Board to nine members; (ii) has accepted the resignation of each of Andre M. Hilliou ("Mr. Hilliou") and Mark J. Miller ("Mr. Miller" and together with Mr. Hilliou, the "Former Officers") as directors of the Issuer, effective November 28, 2014; (iii) appointed W.H. Baird Garrett, Raymond Hemmig, Ellis Landau, Daniel R. Lee ("Mr. Lee"), Bradley M. Tirpak and Craig W. Thomas (the “Shareholder Group Nominees”) to the Board; and (iv) agreed to nominate Kenneth R. Adams, Carl G. Braunlich, Kathleen Marshall and each of the Shareholder Group Nominees at the 2015 annual meeting of stockholders of the Issuer. In addition, the Issuer and the Reporting Persons agreed to a mutual release of claims, including those arising in respect of, or in connection with, the solicitation of written consents of the Issuer's stockholders (the Solicitation") by the Reporting Persons and certain of their affiliates.

Pursuant to the Settlement Agreement, the Reporting Persons also agreed to (i) irrevocably withdraw the Solicitation and immediately cease all efforts related to the Solicitation, and (ii) certain customary standstill provisions, such provisions to last until the earlier of (x) the date that is the conclusion of the Issuer's 2016 annual meeting of stockholders or (y) 14 days after the Issuer receives notice from the Reporting Persons of a material breach by the Issuer of any obligation under the Settlement Agreement which has not been cured, provided that if such material breach cannot be cured, the date on which the Issuer receives such notice.

In accordance with the Settlement Agreement, (i) each of the Former Officers have entered into a Separation Agreement with the Issuer proving for the termination of employment of each of the Former Officers and the resignation of each of the Former Officers from the Board, and (ii) Mr. Lee has entered into an Employment Agreement with the Issuer, providing for the terms of Mr. Lee's employment as Chief Executive Officer of the Issuer.

CUSIP No. 359678103	SCHEDULE 13D/A	Page 6 of 8 Pages

The foregoing summary of the Settlement Agreement is qualified in its entirety by reference to the full text of the Settlement Agreement, a copy of which is attached as Exhibit 5 to this Schedule 13D and is incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended and supplemented by the addition of the following:
(a) – (b) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 1,161,432 shares of Common Stock, constituting approximately 6.2% of the Issuer's currently outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 18,876,681 shares of Common Stock outstanding as of November 5, 2014, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, filed with the Securities and Exchange Commission on November 6, 2014.

(i)	Mr. Thomas:
	(a)	As of the date hereof, Mr. Thomas may be deemed the beneficial owner of 464,081 shares of Common Stock.
Percentage: Approximately 2.5% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 464,081 shares of Common Stock
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 464,081 shares of Common Stock
4. Shared power to dispose or direct the disposition: 0

(ii)	Mr. Tirpak
	(a)	As of the date hereof, Mr. Tirpak may be deemed the beneficial owner of 463,982 shares of Common Stock.
Percentage: Approximately 2.5% as of the date hereof.
	(b):	1. Sole power to vote or direct vote: 463,982 shares of Common Stock
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 463,982 shares of Common Stock
4. Shared power to dispose or direct the disposition: 0

(iii)	Mr. Lee:
	(a)	As of the date hereof, Mr. Lee may be deemed the beneficial owner of 233,369 shares of Common Stock.
Percentage: Approximately 1.2% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 233,369 shares of Common Stock
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 233,369 shares of Common Stock
4. Shared power to dispose or direct the disposition: 0

CUSIP No. 359678103	SCHEDULE 13D/A	Page 7 of 8 Pages

Pursuant to terms of the Group Agreement, the Group Agreement automatically terminated upon the termination of the Solicitation. As a result of such termination of the Group Agreement, the Reporting Persons have terminated their status as a “group” for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) promulgated thereunder with respect to the Common Stock.

(e) November 28, 2014.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On November 28, 2014, the Issuer and the Reporting Persons entered into the Settlement Agreement, the terms of which are described in Item 4 of this Amendment No. 2. A copy of the Settlement Agreement is attached as Exhibit 5 to the Schedule 13D and is incorporated by reference herein.

Pursuant to the Settlement Agreement, the Reporting Persons terminated the Solicitation. Accordingly, the Group Agreement terminated pursuant to its terms, as described in Item 5 of this Amendment No. 2.

Other than the Settlement Agreement or as previously reported in the Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit	Description
5	Settlement Agreement, dated November 28, 2014

CUSIP No. 359678103	SCHEDULE 13D/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 2, 2014

Craig W. Thomas

/s/ Craig W. Thomas
Name: Craig W. Thomas

BRADLEY M. TIRPAK

/s/ Bradley M. Tirpak
Name: Bradley M. Tirpak

DANIEL R. LEE

/s/ Daniel R. Lee
Name: Daniel R. Lee